



SECURITIE 04015658 SION
Wasnington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46428

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MITCHELL SECURITIES CORPORATION OF OREGON

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

121 SW. Morrison, Suite 1060
                                    (No. and Street)

Portland, Oregon 97201
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Almy   503/224-4030
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC.
                (Name – if individual, state last, first, middle name)

15405 SW. 116th Avenue   Suite 104   King City, Oregon   97224
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

RECD S.E.C.
MAR 0 1 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Mitchell M. Almy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Mitchell Securities Corporation of Oregon_____, as of ___December 31_____, 20 03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of independent certified public accountants on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MITCHELL SECURITIES CORPORATION OF OREGON

ANNUAL AUDITED REPORT

DECEMBER 31, 2003 AND 2002

MORRISON & LIEBSWAGER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940



TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, PC.

| | | 70 |

ADDRESS	Number and Street	City	State	Zip Code
	15405 SW. 116th Avenue, Suite 105	King City, Oregon 97224		

| 71 | 72 | 73 | 74 |

Check One

(x) Certified Public Accountant | 75 |

( ) Public Accountant | 76 |

( ) Accountant not resident in United States or any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

CONTENTS

PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.......... 3

FINANCIAL STATEMENTS

     STATEMENTS OF FINANCIAL CONDITION...................... 4

     STATEMENTS OF INCOME AND COMPREHENSIVE INCOME.......... 5

     STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY.......... 6

     STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES. . . . 7

     STATEMENTS OF CASH FLOWS.............................. 8

     NOTES TO FINANCIAL STATEMENTS......................... 9-11

SUPPLEMENTAL INFORMATION
     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
       SUPPLEMENTAL INFORMATION............................. 13

     SCHEDULE 1 - COMPUTATION OF NET CAPITAL................ 14

     SCHEDULE 2 - RECONCILIATION OF COMPUTATION OF NET
              CAPITAL.................................... 15

     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
     INTERNAL ACCOUNTING CONTROL..........................16-17

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison   Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
Mitchell Securities Corporation of Oregon
Portland, Oregon

We have audited the accompanying statements of financial condition of Mitchell Securities Corporation of Oregon as of December 31, 2003 and 2002, and the combined statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in The United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Mitchell Securities Corporation of Oregon as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended, in conformity with accounting principles generally accepted in The United States of America.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Morrison & Liebswager, P.C.

Morrison & Liebswager, P.C.
Certified Public Accountants

February 12, 2004

3

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2003	2002
ASSETS		
Cash	$ 475,080	$ 230,840
Receivables from brokers and dealers	105,957	41,439
Receivables, inventory positions at clearing corporation	1,732,617	1,202,928
Securities owned, market value	459,102	420,587
Secured demand notes receivable	40,000	40,000
Deposits with clearing organizations	100,000	100,000
Furniture and equipment at cost, net of accumulated depreciation of $74,123 and $70,963 respectively	10,731	10,536
Deposit and prepaids	5,754	0
Investments (at cost)	22,100	90,900
	$2,951,341	$2,137,230

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Accounts payable and accrued liabilities	$ 31,267	$ 8,963
Payables, inventory positions at clearing corporation	1,732,617	1,202,928
Liabilities subordinated to claims of general creditors	40,000	40,000
Total Liabilities	1,803,884	1,251,891
STOCKHOLDERS' EQUITY		
Common stock, no par value; 1,000 shares authorized, 611 shares issued	165,000	165,000
Retained earnings	982,457	720,339
Total stockholders' equity	1,147,457	885,339
	$2,951,341	$2,137,230

See accompanying notes and accountants' audit report.

4

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

| | Years Ended December 31 | |
	2003	2002
REVENUES		
Commissions	$ 175,592	$ 229,655
Net dealer inventory and investment gains	1,781,398	811,532
Profit (Loss) from underwriting and selling groups	17,142	40,268
Revenue from sale of investment company shares	2,350	2,252
Interest and dividends	33,043	36,010
	2,009,525	1,119,717
EXPENSES		
Employee compensation and taxes	455,236	331,136
Commissions and floor brokerage	236,552	186,076
Regulatory fees and assessments	8,427	6,126
Communication	9,805	9,176
Occupancy and equipment rents	49,269	46,109
Professional fees	44,446	10,881
Interest expense	80,269	37,479
Amortization and depreciation	5,420	5,981
Other expenses	133,212	112,831
	1,022,636	745,795
NET INCOME BEFORE COMPREHENSIVE ITEMS	986,889	373,922
COMPREHENSIVE ITEMS		
Unrealized gains on securities available for sale	95,153	(27,335)
COMPREHENSIVE INCOME (LOSS)	$1,082,042	$ 346,587

See accompanying notes and accountants' audit report.

5

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For Years Ended December 31, 2003 and 2002

| | COMMON STOCK | | RETAINED | |
	SHARES	AMOUNT	EARNINGS	TOTAL
Balance at December 31, 2001	611	$165,000	$ 772,952	$ 937,952
Comprehensive income for the period			346,587	346,587
Sub "S" distributions	___	_____	(399,200)	(399,200)
Balance at December 31, 2002	611	165,000	720,339	885,339
Comprehensive income for the period	___	_____	1,082,042	1,082,042
Sub "S" distributions	___	_____	(819,924)	(819,924)
Balance at December 31, 2003	611	$165,000	$ 982,457	$1,147,457

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
For the Years Ended December 31, 2003 and 2002

Balance at December 31, 2001 $40,000
Net change during year   0

Balance at December 31, 2002   40,000
Net change during year   0

Balance at December 31, 2003 $40,000

See accompanying notes.

7

MITCHELL SECURITIES CORPORATION OF OREGON
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2003	2002
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$1,945,007	$1,146,861
Cash paid to employees and suppliers	(827,992)	(798,446)
Interest and dividends received	33,043	36,010
Interest paid	(80,269)	(37,479)
Taxes paid	(10)	(10)
Net cash provided by operating activities	1,069,779	346,936
Cash flows from investing activities:		
Purchase of equipment	(5,615)	(1,850)
Net cash used by investing activities	(5,615)	(1,850)
Cash flows from financing activities:		
Sub "S" distribution	(819,924)	(399,200)
Net cash used by financing activities	(819,924)	(399,200)
Net increase, (decrease) in cash and cash equivalents	244,240	(54,114)
Cash and cash equivalents at beginning of year	230,840	284,954
Cash and cash equivalents at end of year	$ 475,080	$ 230,840

Reconciliation of net income to net cash provided by operating activities:

Net income	$1,082,042	$ 346,587
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	5,420	5,981
Change in assets and liabilities:		
Receivables	(64,518)	63,154
Securities owned	30,285	(61,346)
Deposit and prepaids	(5,754)	0
Accounts payable and accrued expenses	22,304	(7,440)
Total adjustments	(12,263)	349
Net cash provided by operating activities	$1,069,779	$ 346,936

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

MITCHELL SECURITIES CORPORATION OF OREGON
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to D. A. Davidson. The Company is exempt from the reserve requirements under SEC Rule 15c3-3 (k) (2) (B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally, the fifth business day following the transaction date.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

4. Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. As such, a provision for Federal income taxes is not reflected in the financial statement since taxation occurs at the individual shareholder level.

5. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five or seven years. Depreciation expense amounted to $5,420 and $5,981 for the periods ending December 31, 2003 and 2002 respectively.

MITCHELL SECURITIES CORPORATION OF OREGON
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

6. Underline{Investments}

The Company is recording investments in warrants and stock with a published market value at cost as no market value is determinable at December 31, 2003.

7. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - LEASES

The Corporation rents office space on a five year lease.

The following is a schedule of future minimum rental payments:

Year Ending	Amount
2004	$ 22,155
2005	22,155
2006	25,831
2007	26,165
2008	15,263
Total minimum payment required	$111,569

Lease expense amounted to $49,269 and $46,109 for the periods ending December 31, 2003 and 2002 respectively.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, of which 611 shares were issued and outstanding as of December 31, 2003.

MITECHELL SECURITIES CORPORATION OF OREGON
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2003 the Company's net capital and required net capital, as defined, were $713,595 and $154,000 respectively, and its ratio of aggregate indebtedness to net capital was 2.47 to 1.

NOTE E - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (REVISED)

The borrowings under subordination agreements at December 31, 2003 are as listed below.

Liabilities pursuant to secured demand note collateral agreements, interest bearing, at 5% due in full July 1, 2005	$ 40,000
Total	$ 40,000

The secured demand note was extended in June 2002, under the same terms and collateral to July 1, 2005.

The majority stockholder of the Company has pledged personal stock for a pre-approved subordinated loan agreement which qualifies as equity for inclusion in the computation of net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE F - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at several financial institutions located in Portland, Oregon. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's uninsured cash balances total $74,256.

NOTE G - PENSION PLAN

The Company started a 401(K) Plan during 1996. Qualified employees can contribute 3% to 15% of their compensation. The Company has the discretion to match these funds. The Company elected not to match employee's contribution during 2003. All employee's contributions have been paid to the trustee.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison   Duane G. Liebswager

Report of Independent Certified Public Accountants
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
Mitchell Securities Corporation of Oregon

We have audited the accompanying financial statements of Mitchell
Securities Corporation of Oregon for the years ended December 31, 2003
and 2002 and have issued our report dated February 12, 2004.

Our audit was made for the purpose of forming an opinion on such
financial statements taken as a whole. The information contained in
Schedules 1 and 2 on the following pages is presented for purposes of
additional analysis and is not a required part of the basic financial
statements, but is supplemental information required by Rule 17a-5 of
the Securities and Exchange Commission. Such information has been
subjected to the procedures applied in the audit of the basic financial
statements and, in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.
Morrison & Liebswager, P.C.
Certified Public Accountants

February 12, 2004

13

MITCHELL SECURITIES CORPORATION OF OREGON
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT-PART IIA
FORM X-17a-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL

	December 31, 2003	2002
Stockholders equity from Statement of Financial Condition	$1,147,457	$ 885,339
Deduct equity not allowable for net capital	0	0
Stockholders equity qualified for net capital	1,147,457	885,339
Additions:		
Subordinations allowable for net capital secured demand notes	40,000	40,000
Deductions and, or changes:		
Non-allowable assets		
Furniture and equipment	(10,731)	(10,536)
Deposits and prepaids	(5,754)	0
Investments	(22,100)	(90,900)
Net Capital before haircuts	1,148,872	823,903
Trading and investment securities	435,277	518,778
NET CAPITAL	$ 713,595	$ 305,125

COMPUTATION OF NET CAPITAL REQUIREMENT

	2003	2002
Minimum net capital required	$ 117,593	$ 80,793
Minimum dollar net capital requirement	$ 154,000	$ 154,000
Excess net capital	$ 559,595	$ 151,125
Excess net capital at 1000%	$ 537,207	$ 183,936

AGGREGATE INDEBTEDNESS
Items included:

	2003	2002
Accounts payable and accrued liabilities	$ 31,267	$ 8,963
Payable, inventory positions at clearing corporation	1,732,617	1,202,928
Total aggregate indebtedness	$1,763,884	$1,211,891
Ratio: Aggregate indebtedness to net capital	2.472 to 1.	3.972 to 1.

14

MITCHELL SECURITIES CORPORATION OF OREGON
SCHEDULE 2

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	December 31, 2003	December 31, 2002
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$ 713,596	$ 319,528
Adjustments		
Change in haircuts	0	(14,403)
Rounding	(1)	0
Net capital at December 31, as adjusted	$ 713,595	$ 305,125
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$1,732,617	$1,202,928
Additional accounts payable	31,267	8,963
Total aggregate indebtedness as of December 31, as adjusted	$1,763,884	$1,211,891

These differences do not significantly change the ratio of aggregate indebtedness to net capital as previously reported in the fourth quarter unaudited FOCUS report, part IIA.

Morrison & Liebswager, P.C.
Certified Public Accountants
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison   Duane G. Liebswager

Report of Independent Certified Public
Accountants on Internal Accounting Control

Board of Directors
Mitchell Securities Corporation of Oregon

We have audited the financial statements of Mitchell Securities
Corporation of Oregon for the year ended December 31, 2003 and 2002, and
have issued our report thereon dated February 12, 2004. As part of our
audit, we made a study and evaluation of the Company's system of
internal accounting control (which includes the procedures for
safeguarding securities) to the extent we considered necessary to
evaluate the system as required by generally accepted auditing
standards. The purpose of our study and evaluation, which included
obtaining an understanding of the accounting system, was to determine
the nature, timing and extent of the auditing procedures necessary for
expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the
Company in making the periodic computations of aggregate indebtedness
and net capital under rule 17a-e (a)(11) and the procedures for
determining compliance with the exemptive provisions of rules 15c3-3. No
facts came to our attention that such conditions for exemption from rule
15c3-3 had not been complied with during the year. We did not review the
practices and procedures followed by the Company in making the quarterly
securities examination, counts, verifications and comparisons and the
recordation of differences required by rule 17a-13 or in complying with
the requirements for prompt payment for securities under Section 8 of
Regulation T of the Board of Governors of the Federal Reserve System,
because the Company does not carry security accounts for customers of
perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the practices
and procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve the
Commission's above mentioned objectives of a system and the practices
and procedures are to provide management with reasonable, but not
absolute, assurance that assets for which the Company has responsibility
are safeguarded against loss from unauthorized use or disposition, and
that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of
financial statements in accordance with generally accepted accounting
principles.

16

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Mitchell Securities Corporation of Oregon may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2003 and 2002, financial statements and this report does not affect our report on these financial statements dated February 12, 2004.

We understand that practices and procedures that accomplish the objective referred to in the preceding paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 an related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2003 and 2002, except for the matter described in the second preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Morrison & Liebswager, P.C.
Morrison & Liebswager, P.C.
Certified Public Accountants

February 12, 2004